PMU News Release #08-01 TSX, AMEX Symbol PMU January 17, 2008

EL DORADO GOLD PROJECT M&I RESOURCES TOP 1.4 MILLION GOLD EQUIVALENT OUNCES
WITH AN ADDITIONAL 0.3 MILLION GOLD EQUIVALENT OUNCES INFERRED

An updated estimate of gold and silver resources defined to date at Pacific Rim Mining Corp.’s (“Pacific Rim” or ‘the Company”) El Dorado gold project in El Salvador has now been completed. Highlights of the 2008 El Dorado resource estimate include:

  Total measured and indicated resources of 1,430,000 gold equivalent ounces, plus a further 282,000 gold equivalent inferred resource ounces.
  Indicated resources at the Balsamo deposit, one of El Dorado’s newest discoveries, of 209,000 gold equivalent ounces plus a further 80,000 gold equivalent inferred resource ounces.
  Abundant exploration upside exists to significantly expand the El Dorado resource further.

Full details of the 2008 El Dorado resource estimate, by deposit and resource category, are presented below. The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the Balsamo deposit, where a definition drilling program was completed in late 2007. The Balsamo deposit has added approximately 17% to the Measured and Indicated resources and 39% to the Inferred resources, compared to those tabulated in the 2006 El Dorado resource estimate. The resources presented below for the Minita, South Minita, Nance Dulce, Coyotera and Nueva Esperanza deposits are unchanged from the 2006 El Dorado resource estimate.

El Dorado Project Resources (as of January 17, 2008)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
Balsamo	Indicated	566,700	9.86	179,600	112.95	2,058,000	11.47	209,000
	Inferred	281,200	7.71	69,700	76.29	690,000	8.80	79,600

Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700

South Minita	Indicated	1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800

Nance Dulce	Inferred	128,900	19.56	81,100	121.98	506,000	21.30	88,300

Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Nueva Esperanza	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800

TOTAL MEASURED ALL DEPOSITS		780,100	11.31	283,600	75.76	1,900,200	12.39	310,800
TOTAL INDICATED ALL DEPOSITS		3,496,700	9.00	1,011,500	67.45	7,582,300	9.96	1,119,700
TOTAL MEASURED & INDICATED ALL DEPOSITS		4,276,800	9.42	1,295,100	68.96	9,482,500	10.40	1,430,500
TOTAL INFERRED ALL DEPOSITS		839,300	9.45	255,000	70.89	1,913,000	10.47	282,400
Notes:
1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t and greater than a grade-times-thickness of 4 (g AuEq/t x meters)
2) Gold equivalents based upon a silver to gold ratio of 70:1
3) Resources for the Minita, South Minita, Nance Dulce, Coyotera and Nueva Esperanza deposits are unchanged from the July 2006 El Dorado Resource Estimate (see NI 43-101 disclosure)

The resources above were calculated using a gold equivalent cut-off grade of 4.0 g/t, where gold equivalents are based on a silver to gold ratio of 70:1, and greater than a grade-times-thickness of 4 (g AuEq/t x meters). The resources were estimated by interpreting drill intercepts in cross section, coding samples, capping assays, compositing to vein thicknesses, and estimating grades and thicknesses of each of the veins into three dimensional grade thickness models. Each of the three veins comprising the Minita resource, ten veins comprising the South Minita resource, and five veins comprising the Balsamo resource were estimated separately.

“We are very pleased with the results of this latest resource estimate, which has increased both the measured and indicated and inferred ounces at El Dorado,” states Tom Shrake, President and CEO. “Not all resources are created equal – El Dorado is particularly exciting because the gold and silver resources it contains are high grade and potentially low cost. We believe these resources comprise the critical mass needed to build Central America’s next high grade gold mine. The new Balsamo deposit has obviously added quality high-grade gold ounces to our continually expanding resource base, and we expect that these new ounces will enhance the economics of our proposed operation. What’s not as well appreciated yet is how the Balsamo discovery has increased our understanding of the controls on gold mineralization in the Central District of the El Dorado project. Our exploration drilling of Balsamo has led to the new discoveries at Cerro Alto and La Luz, which has in turn opened up a large area for exploration drilling. Minita has been tested along a strike length of over 3 kilometers; Cerro Alto, La Luz and Balsamo have only been drilled over a length of 500-700 meters and we believe there are more ounces to find in this part of the Central District that will be the focus of ongoing exploration for years to come.”

A full feasibility study based on the increased El Dorado resource estimate is planned for completion during 2008. Pacific Rim believes that the resource ounces outlined above will support an expanded El Dorado operation with annual gold production higher than that envisioned in the January 2005 pre-feasibility study, while maintaining operating costs in the lowest quartile worldwide. Work on the feasibility study will resume as soon as the Company’s engineering consultants can be scheduled and financial resources allotted.

Permitting Update

Pacific Rim continues to seek an environmental permit and mining license for the El Dorado Mine from the government of El Salvador. The National Assembly of El Salvador is currently contemplating reforms to the existing mining law that will strengthen regulation of the industry, requiring stricter environmental standards and mandating social investment in the mining communities. Pacific Rim’s proposed mine design for the El Dorado project is among the most advanced environmental designs in the industry and is believed to be in compliance with the new standards contemplated by the legal reform. Advocates for the new mining law regard it as an important

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com advancement making El Salvador an international model for environmentally and socially responsible mining and Pacific Rim supports this process.

Pacific Rim will continue to aggressively advance its assets in El Salvador through its ongoing exploration drilling, to further expand the resource base and enhance the economics of the proposed El Dorado Mine by including the South Minita and Balsamo deposits in its mining plans. Pacific Rim continues to work within the existing laws of El Salvador and operate under their protection as well as the foreign investment laws of El Salvador and international trade agreements, including the Central American Free Trade Agreement (“CAFTA”).

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and exploration assets in Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information please contact the Company at 604-689-1976 or 1-888-775-7097

National Instrument 43-101 Disclosure
Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The January 2008 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. Additional information about the El Dorado project can be obtained in the Company’s most recently filed technical report entitled Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabañas, Republic of El Salvador dated July 31, 2006 (see below). The resource estimate presented herein conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented herein will be filed with SEDAR within 45 days of the date of this release.

The July 2006 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR in July 2006. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Cautionary Note to U.S. Investors Concerning Estimates of Resources and Reserves
We advise U.S. Investors that while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an "inferred mineral resource" exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" or "indicated mineral resource" categories will ever be converted into reserves.

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document concerning the Company’s plans for its properties, operations and other matters may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the estimate of mineral resources, to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, which may or may not materialize; the availability of sufficient funding to proceed with the Company’s exploration, development and operational plans; the timing and conditions for resumption of the El Dorado feasibility study; the availability of consultants required to complete the required technical report to support the resource estimate presented and the acceptance by regulatory agencies of the report to be filed; the granting of the necessary permits to exploit the El Dorado project; and other factors detailed in the Company’s Canadian and U.S. regulatory filings.

These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management, and are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors should review the Company’s disclosure of Risks and Uncertainties in its Annual and Quarterly reports as filed on SEDAR in Canada and EDGAR in the U.S., and are cautioned against attributing undue certainty to forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com